QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated August 22, 2002 announcing SONERA'S AUDITORS HAVE NO OBJECTIONS TO THE RECORDING OF THE TAX BENEFIT ASSOCIATED WITH THE WRITE-DOWN OF UMTS JOINT VENTURE SHARES.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

        1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

August 22, 2002, 12.15 p.m.

SONERA'S AUDITORS HAVE NO OBJECTIONS TO THE RECORDING OF THE TAX BENEFIT ASSOCIATED WITH THE WRITE-DOWN OF UMTS JOINT VENTURE SHARES

        The Board of Directors of Sonera Corporation has requested the company's auditors to conduct a review of the interim report for January 1—June 30, 2002 and to issue a statement on it, with special emphasis on the accounting practice and the valuation of deferred tax asset.

        The company's auditors have conducted a review, in accordance with the recommendation of the Finnish Institute of Authorised Public Accountants, of the company's interim report for January 1—June 30, 2002 and issued a statement on it to the company's Board of Directors. The auditors have acquainted themselves particularly with the accounting practice applied in the interim report and on information related to the valuation of deferred tax asset. On the basis of the review they have conducted, nothing has come to their attention that causes them to believe that the interim report does not give a true and fair view of financial status of the company.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President,
Corporate Communications & IR

DISTRIBUTION:
Helsinki Exchanges
Major media

For further information, please contact:
Tapio Hintikka, Chairman of the Board of Directors, Sonera Corporation
Tel. +358 20 439 5710

QuickLinks

SIGNATURES
SONERA CORPORATION STOCK EXCHANGE RELEASE August 22, 2002, 12.15 p.m. SONERA'S AUDITORS HAVE NO OBJECTIONS TO THE RECORDING OF THE TAX BENEFIT ASSOCIATED WITH THE WRITE-DOWN OF UMTS JOINT VENTURE SHARES